NASCENT BIOTECH INC.

631 US Highway 1 Suite 407

North Palm Beach, FL 33480

April 3, 2024

VIA EDGAR

Office of Life Sciences

Department of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Tyler Howes, Esq.

Re:	Nascent Biotech Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1 Filed on March 29, 2024 File No. 333-277960

Dear Mr. Howes:

In response to your letter of March 29, 2024 regarding the above-referenced issuer, Nascent Biotech Inc. (the “Company”), please be advised that the Company is responding to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in each respective filing. For ease of reference, we have followed the numbering format of your letter in responding:

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1 and reissue. Please revise your cover page to disclose the specific date that the best efforts offering will end, so that it is clear to investors when this offering will terminate. Refer to Item 501(b)(8)(iii) of Regulations S-K.

RESPONSE: Comment complied with in Amendment No. 2 to the Registration Statement on Form S-1 being filed concurrently with the Company’s response to the Commission. Please be advised that the best efforts offering will end when all the securities offered in the best efforts portion of the offering have been sold, or October 1, 2024, or if our Directors decide to terminate the offering, whichever occurs first. We also noted that on the Cover Page of Amendment No. 1, we listed the best efforts offering price as $0.12 but is reflected in the Filing Fee Table as $0.15. We corrected this error in this Amendment No. 2 to reflect that the offering price is $0.15.

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Selling Security Holders, page 13

2.	We do not see the revisions indicated in your response to prior comment 4. Please continue to revise your disclosure as requested by that comment.

RESPONSE: Comment complied with in Amendment No. 2 to the Registration Statement being filed concurrently with the Company’s response to the Commission. The reference to the 20,000,000 shares being offered by the Company was removed from the Selling Security Holders’ table.

We trust that the above is responsive to the issues raised in the Comment Letter. We are simultaneously filing Amendment No. 2 to the Registration Statement on Form S-1, and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the Registration Statement on Form S-1, which has been marked to show changes from the previous filing.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

NASCENT BIOTECH INC.

Lowell Holden, CFO

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